Exhibit 99.6

Li-Cycle, Industry Leading Lithium-Ion Battery Resource Recycling Company, Completes Business Combination with Peridot Acquisition Corp.

Results in approximately $580 million of gross cash proceeds to Li-Cycle, after giving effect to redemptions, enabling Li-Cycle to further proliferate its breakthrough commercial technology globally for the recycling of all types of lithium-ion batteries

Li-Cycle’s common stock to begin trading on the NYSE under symbol “LICY” on August 11, 2021

TORONTO, Ontario (August 10, 2021) – Li-Cycle Holdings Corp. (“Li-Cycle” or “the Company”), an industry leader in lithium-ion battery resource recovery and the leading lithium-ion battery recycler in North America, today announced that it has completed its previously announced business combination with Peridot Acquisition Corp. (“Peridot”).

The ticker symbols for the common stock and warrants of Peridot will change from “PDAC” and “PDAC.WS” to “LICY” and “LICY.WS”, respectively, and will begin trading on the New York Stock Exchange on August 11, 2021. The transaction was approved at an extraordinary general meeting of Peridot shareholders on August 5, 2021 and was unanimously approved by Peridot’s Board of Directors.

Ajay Kochhar, co-founder and Chief Executive Officer of Li-Cycle, said, “Consummation of our business combination with Peridot marks a significant milestone for Li-Cycle. Peridot’s support of our mission to close the battery supply chain loop has been instrumental, and we look forward to our ongoing partnership with their team. We are well-positioned to benefit from macroeconomic tailwinds as we scale our efficient and proven commercial lithium-ion recycling technology to grow in lockstep with our customers. As the electric vehicle revolution continues to ramp up, we believe our technology will be critical for supporting the growth of e-mobility globally, while ensuring sustainability and resource efficiency.”

Tim Johnston, co-founder and Executive Chairman of Li-Cycle, commented, “The transaction with Peridot has provided us with the funding to capitalize on significant growth opportunities, advance our breakthrough commercial technology, and build lithium-ion recycling facilities across the globe. Our solution transforms material treated as waste into considerable value via a truly fit-for-purpose pathway, providing the essential building blocks for batteries that are in critical demand. Sustainable lithium-ion battery recycling is imperative today and we believe that further execution of our vision will ultimately contribute to more affordable products for the end consumer.”

Alan Levande, the former Chairman and Chief Executive Officer of Peridot and now a Non-Executive Director of the Board of Directors of Li-Cycle, commented, “Li-Cycle’s innovative business model, exceptional management team, and proven, disruptive technology provides the company with a strong competitive moat that is poised to benefit from global electrification. Since announcing the transaction, the Li-Cycle team has demonstrated excellent stewardship – announcing foundational commercial agreements, bolstering the leadership team with strategic hires, strengthening the Company’s IP, and importantly, furthering progress on building out the Company’s Spoke and Hub model. We are excited to see its future successes amplified in the public markets.”

To memorialize the completion of the business combination, Li-Cycle will be ringing the closing bell at the NYSE at 4:00 p.m. ET on August 11, 2021. A live stream of the event and replay can be accessed after August 11, 2021 by visiting https://www.nyse.com/bell.

Transaction Overview

The business combination implies a pre-money equity valuation for Li-Cycle of $975 million and, when combined with the transaction proceeds, represents a combined company pro forma equity value of $1.55 billion. The transaction provided approximately $580 million in gross proceeds to the Company, including a $315 million fully committed, upsized common stock PIPE at $10.00 per share from investors that include Neuberger Berman Funds, Franklin Templeton and Mubadala Capital, as well as Peridot sponsor Carnelian Energy Capital, existing Li-Cycle investors including Moore Strategic Ventures, and global marketing and strategic off-take partner Traxys.

Li-Cycle’s existing senior management team continues to lead the now combined company, including Ajay Kochhar, Tim Johnston, Bruce MacInnis (Chief Financial Officer), Kunal Phalpher (Chief Commercial Officer), and Chris Biederman (Chief Technology Officer).

Li-Cycle’s Board of Directors is comprised of seven members, four of whom are “independent directors” as defined in the NYSE listing standards and applicable U.S. Securities and Exchange Commission (“SEC”) rules. The Board of Directors is led by Executive Chair Tim Johnston (Li-Cycle) and also includes Ajay Kochhar (Li-Cycle) and Alan Levande (Peridot).

A more detailed description of the transaction can be found in the prospectus filed by the Company with the SEC on July 15, 2021.

Advisors

Citi served as the sole financial advisor to Li-Cycle. Cowen served as capital markets advisor to Li-Cycle. UBS Investment Bank served as lead placement agent and Barclays and Citi served as placement agents for the PIPE financing. UBS Investment Bank and Barclays also served as financial and capital markets advisors to Peridot. McCarthy Tétrault and Freshfields Bruckhaus Deringer served as legal advisors to Li-Cycle. Kirkland & Ellis and Stikeman Elliott served as legal advisors to Peridot.

About Li-Cycle Holdings Corp.

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Peridot Acquisition Corp.

Peridot was a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Peridot’s sponsor was an affiliate of Carnelian Energy Capital Management, L.P., an investment firm that focuses on opportunities in the North American energy space in partnership with best-in-class management teams. For more information, please visit https://peridotspac.com/.

CONTACTS

Investor Relations: investors@li-cycle.com

Press: media@li-cycle.com

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the possibility that anticipated benefits of the transaction and/or the anticipated tax treatment of the combination will not be realized; (ii) the risk that stockholder litigation in connection with the transaction or other settlements or investigations may result in significant costs of defense, indemnification and liability; (iii) changes in general economic and/or industry specific conditions; (iv) possible disruptions from the transaction that could harm Li-Cycle’s business; (v) the ability of Li-Cycle to retain, attract and hire key personnel; (vi) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the transaction; (vii) potential business uncertainty, including changes to existing business relationships, during the pendency of the transaction that could affect Li-Cycle’s financial performance; (viii) legislative, regulatory and economic developments; (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (x) other risk factors as detailed from time to time in Peridot’s or Li-Cycle’s filings with the SEC or other securities regulatory authorities, including but not limited to the “Risk Factors” section of Li-Cycle’s amended registration statement filed with the SEC on Form F-4. The foregoing list of important factors is not exclusive. Except as required by applicable law, Li-Cycle does not undertake any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

The following information is being provided in connection with the early warning requirements under applicable Canadian securities laws. The head office of the Company is located at (and the address of Ajay Kochhar is) 2351 Royal Windsor Drive, Unit 10, Mississauga, Ontario Canada L5J 4S7. The business combination (the “Transaction”) involving the Company, Li-Cycle Corp. (“LCC”) and Peridot closed on August 10, 2021. Under the terms of the Transaction with Peridot, Ajay Kochhar acquired, upon the exchange of securities of LCC for securities of the Company, control over approximately 25,161,938 common shares of the Company (subject to adjustment in accordance with the terms of the plan of arrangement implemented in connection with the Transaction), representing approximately 15.43% of the outstanding common shares of the Company (as determined in accordance with applicable Canadian securities laws). Other than the possible exercise of options, Mr. Kochhar and his joint actors do not have any present plans or proposals which relate to or that would result in any of the actions or transactions described in paragraphs (a) through (k) of Item 5 of Form 62-103F1 to National Instrument 62-103 (The

Early Warning System and Related Take-Over Bid and Insider Reporting Issues). Mr. Kochhar and his joint actors may, however, increase or decrease their beneficial ownership of, or control over, the common shares of the Company, directly or indirectly, in the future, in the open market, in privately-negotiated purchases or otherwise, depending on, among other things, the Company’s business and prospects, market and general economic conditions and other available investment opportunities. As an executive officer of the Company and member of the board of the directors of the Company, Mr. Kochhar will going forward be actively involved in the Company’s business, operations and planning.

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